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VOTING INSTRUCTION FORM

BIOMIRA INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: THURSDAY, MAY 03, 2007 AT 09:00 A.M. MDT
RECORD DATE: FOR HOLDERS AS OF MARCH 19, 2007
PROXY DEPOSIT DATE: MAY 01, 2007
09161R106

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WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS
1 *- TO ELECT AS DIRECTORS FOR THE ENSUING YEAR, THE NOMINEES ---------->>> PROVIDED FOR IN THE CORPORATION'S MANAGEMENT PROXY CIRCULAR ACCOMPANYING THIS VOTING INSTRUCTION FORM.	FOR --->>> 0019900
2 *- TO APPOINT DELOITTE & TOUCHE, CHARTERED ACCOUNTANTS, EDMONTON, ---->>> ALBERTA, AS AUDITORS OF THE CORPORATION FOR THE ENSUING YEAR AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.	FOR --->>> 0010200
3 *- TO APPROVE CERTAIN AMENDMENTS TO THE SHARE OPTION PLAN OF THE ----->>> CORPORATION AS PROVIDED FOR IN THE CORPORATION'S MANAGEMENT PROXY CIRCULAR ACCOMPANYING THIS VOTING INSTRUCTION FORM.	FOR --->>> 0022402
4 *- TO APPROVE CERTAIN AMENDMENTS TO THE RESTRICTED SHARE UNIT PLAN --->>> OF THE CORPORATION AS PROVIDED FOR IN THE CORPORATION'S MANAGEMENT PROXY CIRCULAR ACCOMPANYING THIS VOTING INSTRUCTION FORM.	FOR --->>> 0039900
5 *- TO APPROVE CERTAIN AMENDMENTS TO THE BY-LAWS OF THE CORPORATION --->>> AS PROVIDED FOR IN THE CORPORATION'S MANAGEMENT PROXY CIRCULAR ACCOMPANYING THIS VOTING INSTRUCTION FORM.	FOR --->>> 0031601

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-454-8683
INTERNET VOTE AT WWW.PROXYVOTE.COM

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BIOMIRA INC.
ANNUAL AND SPECIAL MEETING TO BE HELD 05/03/07 AT 09:00 A.M. MDT FOR HOLDERS AS OF 03/19/07

THIS SPACE INTENTIONALLY LEFT BLANK.

09161R106
CO

S10706
077011010000000001000000074

ITEM(S) (FILL IN ONLY ONE BOX " ▆ " PER ITEM IN BLUE OR BLACK INK)

	FOR	WITHHOLD
1	☐	☐
	FOR	WITHHOLD
2	☐	☐
	FOR	AGAINST
3	☐	☐
	FOR	AGAINST
4	☐	☐
	FOR	AGAINST
5	☐	☐

A/C *** ISSUER COPY ***

→ ☐

FILL IN THE BOX " ▆ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING → ☐

ADP

51 MERCEDES WAY
EDGEWOOD NY 11717

BIOMIRA INC.
2011 - 94TH STREET
EDMONTON, AB T6N 1H1

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) DATE

Proxy Services
P.O. Box 9138
Farmindale NY 11735-9585

P.O. Box 9139

WRONG WAY

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Please ensure you fold then detach and retain this portion of the Voting Instruction form.

About Voting

A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the items being covered at the meeting, which are described in the Proxy Statement. **Please read the Proxy Statement carefully and take note of any relevant proxy deposit date. We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse.**

If you have any questions, please contact the person who services your account.

We have been instructed to forward this package of proxy materials to you relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. Please complete and sign this form and return it to us promptly in the envelope provided. If you do not specify how you want your securities voted, they will be voted as recommended in the Proxy Statement.

If the items listed in the Proxy Statement are different from the items listed on the other side of this form, the Proxy Statement will be considered correct.

For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of this form.

Instruction 1

If your securities are held in the name of a broker, the rules of the New York Stock Exchange will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of the holder of record of the securities (on the tenth day, if the material was mailed at least 15 days prior to the meeting date, on the fifteenth day if the proxy material was mailed 25 days or more prior to the meeting date). In order for the broker to exercise this discretionary authority, proxy material would need to be mailed at least 15 days prior to the meeting date, and the item before the meeting must be deemed "Routine" in nature according to the New York Stock Exchange Guidelines. If these two requirements are met, and you have not communicated to us prior to the first vote being issued, we will vote your securities as recommended in the Proxy Statement on these items. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date.

If your securities are held in the name of a bank, we cannot vote for you if we do not receive your voting instructions.

Instruction 2

If your securities are held in the name of a broker, the rules of the New York Stock Exchange will guide the voting procedures. For this meeting under the rules of the New York Stock Exchange, we cannot vote your securities on one or more of the matters to be acted upon at the meeting without your specific instructions. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy for one or more of the matters may be given at the discretion of the holder of record of the securities (on the tenth date, if the material was mailed at least 15 days prior to the meeting date, on the fifteenth day if the proxy material mailed 25 days or more prior to the meeting date). In order for the broker to exercise this discretionary authority for one or more of the matters, proxy material would need to be mailed at least 15 days prior to the meeting date, and the item before the meeting must be deemed "Routine" in nature according to the New Stock Exchange Guidelines. If these two requirements are met, and you have not communicated to us prior to the first vote being issued, we will vote your securities as recommended in the Proxy Statement on one or more of the matters to be acted upon at the meeting. We will nevertheless follow your instructions, even if our discretionary vote has already been given on those matters, provided your instructions are received prior to the meeting date.

If your securities are held in the name of a bank, we cannot vote for you if we do not receive your voting instructions.

Instruction 3

In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions. Please date, sign and return your voting instructions to us promptly in the envelope provided.

Instruction 4

We have previously sent you proxy material pertaining to the meeting of shareholders of the company indicated.

According to our latest records, we have not received your voting instructions. The company has requested us to communicate with you to have your securities voted.

To attend the meeting and vote your shares in person

If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy.

The legal proxy will be mailed to the name and address noted on the other side of this form. **You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement.** You or your designate must attend the meeting for your vote to be counted.

Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent.

Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. **If you have any questions, please contact the person who services your account.**

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